May 27, 2005

Via US Mail and Facsimile

Scott A. Deininger
Senior Vice President of Finance and Administration
American Tire Distributors Holdings, Inc.
12200 Herbert Wayne Court, Suite 150
Huntersville, North Carolina 28078

Re: American Tire Distributors, Inc.
**   Form 10-K for the year ended January 1, 2005**
**   Commission File Number: 333-61713**

**   American Tire Distributors Holdings, Inc.**
**   Form S-4 filed May 12, 2005**
**   Commission File Number:**

Dear Mr. Deininger:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

American Tire Distributors, Inc.

Form 10-K for the year ended December 31, 2004

Nature of Business, page 36

1. You indicate in your response letter dated May 12, 2004. that you have determined your operating segments are represented by your geographic regions. You have also determined that these operating segments are properly aggregated into one reportable segment. If true, please clarify this fact in your filing and provide the disclosures required by paragraph 26 of SFAS 131. Please also explain why you believe that the segments have similar economic characteristics, why aggregation is consistent with the objectives and basic principles of SFAS 131 and how the segments are similar in each of the areas specified in paragraph 17 of the statement in your disclosures.

American Tire Distributors Holdings, Inc.

Form S-4 filed May 13, 2005

General

Guarantees, page 4

2. Please clarify in the filing, if true, that the guarantees are both full and unconditional and joint and several.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data, page 16

3. Please review your Pro Forma net income for accuracy. It appears the column does not properly calculate net income.

4. Please revise your presentation to present Other Financial Data in the position of least prominence in accordance with Section 2 of FR 65. Specifically, Balance Sheet Data should be placed above Other Financial Data. Similar revisions should be made throughout your filing.

5. We note that you have presented Pro Forma Indenture EBITDA and have reconciled this measure to pro forma net income as no pro forma statement of cash flows is presented. As you are unable to reconcile this non-GAAP measure to the most comparable GAAP measure, please remove Pro Forma Indenture EBITDA from your tabular presentation.

Use of Proceeds, page 43

6. It is unclear from your explanation in footnote (1) how the $170.5 million related to the amended and restated credit facility was calculated. It appears that this amount differs from the $155.7 million "drawn at closing" due to the variance in total debt from January 1, 2005 (the "as-of" date of the table) and the closing date. If our understanding is correct, please revise your footnote (1) to include an explanation of this difference including the total difference in debt. If our understanding is not correct, please advise.

7. Please revise your tabular presentation in footnote (5) to present separately the funding of the Series D senior notes ($28.6 million) and the prepayment penalty ($1 million,) with a cross-reference to footnote (8), as the current presentation does not indicate the reason for the $0.5 million difference in the total amount as presented on page 13.

The Acquisition

The Related Transactions, page 44

8. Your current discussion of the related transactions is difficult to associate to the table on page 42. Please make the following revisions to the discussion here, on page 13, and in footnote (1) to your notes to the pro forma consolidated balance sheet for clarity:

    a. Please revise your discussion of the $238.0 million equity contribution to Holdings to detail the components of the contribution. Specifically, you should state that the contribution is comprised of $210 million of gross proceeds from the sale of common stock by Holdings, $8 million from management's equity in Holdings, and $20 million from the issuance by Holdings of 8% cumulative mandatorily redeemable preferred stock.

    b. Please revise your discussion of the Series A, C, and D preferred stock to include, by series, the value and type of consideration given related to the transactions. Specifically, you should state that Series A preferred stock of $5.5 million was redeemed as well as the amount of merger consideration given to the Series C and D holders on a common stock equivalent basis.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 47

9. Refer to your footnote (1)(v) on page 48. Supplementally reconcile the information in the table to the information in Note 15 of the historical financial statements on page F-26.

10. Refer to your footnote (2). Supplementally explain to us how you have considered the impact of the change in control resulting from the transactions on your deferred tax assets. We may have further comment on your response.

11. Refer to your footnote (3). It appears the explanation (i) to your footnote (3) is incorrect. Debt Assumed or Refinanced of $206,798 and Funding of Series D Senior Note Obligations of $29,552 totals $236,350. This amount appears to include the capital lease obligation of $14,787 while your explanation (i) states it is excluded. Please revise your explanation as appropriate. Also, presentation of a narrative explanation and different aggregation for these amounts is confusing in light of your previous tabular disclosure (see footnote (1)). Please revise your presentation here to include the specific components in tabular form similar to the detail presented in your footnote (1) for clarity.

12. Please define "aggregate enterprise value" and explain and illustrate how it is derived.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

13. Refer to your footnote (2). Please expand your explanation of the calculation of the $2,339 interest expense related to the capital leases assumed and reduction from the value of the interest rate swap so the calculation is transparent to the reader of the financial statements. This revised explanation should include the amount attributable to each source (capital lease, interest rate swap) and the material terms used in the calculation of each amount.

Index to Consolidated Financial Statements, page F-1

14. You indicate that you acquired Big State and Target Tire in fiscal 2004. Rule 3-10 (g) of Regulation S-X requires that financial statements for recently acquired subsidiary issuers or subsidiary guarantors be included in the Securities Act registration statement of the parent in certain circumstances. Please supplementally explain why no historical financial statements are required for either of these recently acquired entities. Provide numerical support in your response.

15. Please update your filing to comply with Rule 3-12 of Regulation S-X.

Exhibit Index

16. An updated accountant's consent should be provided with your next amendment.

Form 10-Q for the Period Ended April 2, 2005

Note 3. Acquisition, page 9

17. We note from your Note 3 in your Form 10-Q that warrants to purchase common stock comprise part of the consideration in the transaction given to Investcorp. Please explain to us why this is not reflected in your Form S-4 and revise the document, as necessary.

Note 5. Goodwill and Other Intangible Assets, page 11

18. If you elect to attribute your purchase price allocations to third party appraisals, your registration statement should identify the third party appraiser as an expert and include his consent as an exhibit. Please revise or advise, as appropriate.

* *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey

Branch Chief